Filed by Lifezone Metals Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: GoGreen Investments Corporation

Commission File No. 001-40941

Lifezone Metals hosts investor webcast and provides update on strategy, portfolio and the Board appointments

May 24, 2023, 8:00AM Eastern Standard Time

New York (United States), London (United Kingdom) – Lifezone Holdings Limited (“Lifezone Metals” or the “Company”) has previously announced entry into a Business Combination Agreement with GoGreen Investments Corporation (NYSE:GOGN), a publicly traded company on the NYSE (“GoGreen”). Today, Lifezone Metals hosted a virtual investor event presented by Founder and Chairman, Keith Liddell together with the members of the Executive Committee: Chief Executive Officer, Chris Showalter; Chief Operating Officer, Gerick Mouton; Chief Technology Officer, Mike Adams; Chief Sustainability Officer, Natasha Liddell; and Executive Vice President Commercial and Business Development, Anthony von Christierson and detailed key elements of Lifezone Metals’ strategy and business model, and provided an update on key operational workstreams. GoGreen Chief Executive Officer, John Dowd also provided insight into the investment case of the Company as it prepares to list on the NYSE, as Lifezone Metals Limited.

Highlights

●	Formalised board of directors of Lifezone Metals (the “Board”), with four new Non-Executive Directors to be appointed effective at the closing of the proposed business combination, and appropriate governance structure in place to support transition into becoming a public company

●	Sustainability and ESG is core to the business across all operations, developing in line with needs of stakeholders; teams and governance evolving to support public company requirements

●	Rapid de-risking of the Kabanga nickel project via dual-track process - mine and refinery development run in parallel to technical studies; with the Resettlement Action Plan advancing

●	Offtake process progressing; interest from original equipment manufacturers (“OEMs”) and battery manufacturers attracted by the Kabanga nickel project’s scale, potential superior green credentials

●	In-house laboratory capability added[1] to accelerate test work, development of Lifezone Hydromet Technology and expansion of test work for third parties

●	Lifezone Metals to provide update on CFO appointment in due course

The webcast and presentation materials will be available following the webcast release on the Lifezone Metals investor relations website here (https://ir.lifezonemetals.com/overview/default.aspx).

If you would like to sign up for Lifezone Metals news alerts, please register here (https://ir.lifezonemetals.com/resources/investor-email-alerts/default.aspx).

The Lifezone Metals proposition

The driving force behind Lifezone Metals is a combination of deep project execution experience and strong IP, applied to support the decarbonisation of economies. Lifezone Metals believes it can deliver long-term value to all stakeholders and is underpinned by sustainability as a core cultural value. Lifezone Metals believes it has a winning proposition.

[1]	Subject to the completion of proposed acquisition.

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Lifezone Metals has been built as a new type of company to be a greener supply chain solution with over 30 years spent to develop a hydrometallurgy process (the “Hydromet Technology”) with almost 100 patents for the technology secured around the world and applications for both precious and base metals.

The proprietary Hydromet Technology is a potential alternative to smelting in metals refining and sets the foundation for Lifezone Metals as a potential emerging supplier of responsibly sourced, lower-carbon and lower-sulfur dioxide emission metals to the battery and electric vehicle (“EV”) markets.

With the Hydromet Technology in place, Lifezone Metals believes it can unlock the potential of the Kabanga nickel project in Tanzania. Lifezone Metals has a key stake in the Kabanga nickel project is founded on key partnerships and backing with the Government of Tanzania and BHP Billiton (UK) DDS Limited, a UK based subsidiary of BHP Group Limited (“BHP”), a leading global resource company.

Lifezone Metals highlights that the Hydromet Technology has been developed further with potential capabilities into recycling for autocatalytic converters to unlock a more efficient and sustainable recycling model for precious metals from spent autocatalysts.

Lifezone Metals believes it has the right technology, the right team and the right assets at the right time as the world requires cleaner metals for the green energy revolution.

Keith Liddell, Founder and Chairman of Lifezone Metals, said: “We have developed an impressive commercial model. We have a phenomenal set of backers. We have our partners in the Kabanga nickel project – BHP and the Government of Tanzania. We are also backed by GoGreen, led by CEO John Dowd and his team, who have a proven track record of long-term value creation. Lifezone Metals is the most exciting company I’ve been involved in, and I feel we are ready to take the Company to the next level – we are ready for our new life as a listed company.”

John Dowd, GoGreen Investments CEO, said: “In selecting the right investment for GoGreen, we reviewed an array of opportunities across the energy transition space. At its root, Lifezone Metals is bringing an environmental solution to the market. Lifezone Metals stood out to us for key reasons: the optionality to the upside via the Kabanga asset: the potential of its Hydromet Technology; the experienced management team with deep technical expertise and a long track record of delivery; and the beneficial and important partnerships for success. The clear societal benefits that Lifezone Metals aims to deliver supports our belief that this is a company being brought to market at a critical time for the energy transition. We look forward to debuting Lifezone Metals as a pure play nickel investment on the NYSE. “

Chris Showalter, CEO of Lifezone Metals, said: “Lifezone Metals is generating operational and corporate momentum as we prepare to list on the NYSE. Our proprietary Hydromet Technology has the potential to transform not just the world’s nickel supply, but also the way we source a range of metals on a global scale. Hydromet Technology, we believe, is key to unlocking the Kabanga nickel project in Tanzania, providing a major new source of nickel. Our focus is long-term value creation, supported by a commitment to sustainability embedded as part of our governance structure and operations, and a team and partners that bring diverse skills to bear to contribute to the clean energy transition.

In building a critical supply chain solution for automakers and OEMs demanding cleaner metals inputs, we believe we have the right solution, at the right time – with the right partners to transform the supply chain for EV batteries, and potentially the way the world sources metals everywhere.”

Creating a differentiated, pure play nickel story for the NYSE

The proposed business combination announced between GoGreen and Lifezone Metals is expected to bring Lifezone Metals public and increase the company’s access to funds as it joins the NYSE. GoGreen has over $291 million of cash in trust as of March 31, 2023. In addition, before announcing the transaction, GoGreen secured $70 million in a private placement at $10.00 per share to be consummated immediately following the closing of the proposed business combination.

It is expected that 100% of Lifezone Metals’ existing shareholders will roll-over into the combined entity. The proposed transaction is expected to provide Lifezone Metals with approximately $361 million of cash2, in addition to Lifezone Metals’ approximately $58 million net consolidated cash contribution as of March 31, 2022.3,4

[2]	Includes GoGreen’s cash in trust as on March 31, 2023, and the proceeds from the PIPE investment.
[3]	Assumes no redemptions by GOGN’s public shareholders and $35 million in estimated transaction fees; excludes impact of GOGN sponsor 5-year earnout of 0.86 million shares with a vesting price of $14.00 and 0.86 million shares with a vesting price of $16.00. Assuming maximum redemptions by GoGreen’s public shareholders, GoGreen’s cash in trust will be nil due to the redemptions.
[4]	Excludes (i) the impact of Lifezone 5-year earnout of approximately 12.4 million shares with a vesting price of $14.00 and approximately 12.4 million shares with a vesting price of $16.00 and (ii) a carve-out for amounts to cover potential tax liabilities for certain individuals incurred as a result of the proposed merger transaction.

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GoGreen was attracted by Lifezone Metals’ access to what may be one of the highest quality undeveloped nickel projects and proprietary green processing technologies, established strategic partnerships and Lifezone Metals’ proven and experienced management. GoGreen believes that endorsement in the form of a major investment by BHP, a leader in the industry is critical to the investment case, as is the partnership with the Government of Tanzania.

Lifezone Metals will be the first US-listed nickel and technology company, providing exposure to clean metals for investors aligning with the energy transition.

The Lifezone Hydromet Technology

Lifezone Metals believes its Hydromet Technology is a solution that could decrease reliance upon traditional smelting and reduce emissions. Hydrometallurgy has existed for hundreds of years, but it has not always been practically applicable to metals needed for the clean energy transition – until now.

Lifezone Metals’ Hydromet Technology has been refined over three decades, across a range of metals, demonstrating that the technology is robust, and resulting in advanced optimisation of the process. The technology is based on accumulated IP and the strong technical expertise across the team. Lifezone Metals’ proposed in-house laboratory facilities allows the Company to process ore samples more efficiently and creates the ability to expand test work to wider applications and for specific clients.

Independent test work and studies show that Lifezone Metals’ Hydromet Technology can reduce costs and improve environmental performance.

Lifezone Metals has created an animation which expands on the process and the benefits of the Hydromet Technology and can be viewed here (https://lifezonemetals.com/sustainability/hydromet-technology/).

The Lifezone Metals Portfolio

Lifezone Metals is building a sustainability-driven, quality asset portfolio across geographies and applications. Unlocked by the Hydromet Technology, the Company has adopted a mine-to-metal approach backed by expertise, conscious supply chain integration and technology to create a solution for OEMs seeking greener battery grade metals.

The Kabanga nickel project

The Kabanga nickel project is one of the largest, highest-grade nickel sulphide deposits globally5, with over 20 years and $293 million already invested in its development by previous owners. The Kabanga nickel project is a project of national importance for Tanzania and will be delivered by Tembo Nickel Corporation Limited (“Tembo Nickel”), the partnership entity with the Government of Tanzania.

The Kabanga nickel project has been de-risked to an extent via BHP’s $90 million invested to date, with an option to increase their stake to a 51% look-through interest at asset level.6

[5]	Based on analysis of the largest undeveloped nickel deposits from S&P Capital IQ Pro, as modified per public data on each mining project. The Kabanga nickel project’s resource metrics reflect the measured, indicated and inferred resources referred to in the Kabanga Mineral Resource Estimates as of 15 February 2023 from the Technical Report Summary, as set out in Table 1.
[6]	In December 2021, BHP invested $10 million into Lifezone Limited (a subsidiary of Lifezone Metals) and $40 million into Kabanga Nickel Limited, a subsidiary of Lifezone Limited, an Isle of Man company (“Lifezone Limited”); in February 2023, BHP invested an additional $50 million in Kabanga Nickel Limited, a subsidiary of Lifezone Limited.

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Lifezone Metals has retained a 40% marketing rights allocation. RBC Europe Limited has been appointed to manage a competitive off-take marketing process as the Company seeks to monetise this right.

The Kabanga nickel project mineral resource estimate as of 15 February 2023 as attributable to Lifezone Metals of 25.8 Mt (Measured and Indicated resources) at 2.63% Ni, 0.35% Cu and 0.2% Co and additional 14.6 Mt (Inferred resources) at 2.57% Ni, 0.34% Cu and 0.18% Co each with a recovery percentage of 87.2% for Ni, 85.1% for Cu and 88.1% for Co.7 Please refer to Table 1.

The Kabanga nickel project deposit enjoys favourable characteristics as a result of being relatively shallow, facilitating rapid access to such ore body and supporting both early production and cashflow. It has an average strike length of more than 6km and potential upside via exploration.

Key workstreams are underway for both the Kabanga nickel project mine site and Kahama, the refinery site forming part of the Kabanga nickel project, including the Definitive Feasibility Study (“DFS”). Early works planning is progressing as a fast-track process, with critical path activities being delivered in conjunction with key mine development studies.

The Kabanga nickel project has a social and economic focus, with the aims of upskilling generations to come, creating jobs, complying with Tanzanian law and meeting international standards.

One of the most important deliverables is the Resettlement Action Plan (RAP) and implementation. Ongoing stakeholder and community engagement as well as integration across workstreams will support delivery of the RAP. The Kabanga nickel project Environmental Management Plan Update and the Refinery Environmental Impact Assessment is also progressing.

The Kahama site is undergoing permitting as a Special Economic Zone. The planned multi-metals processing facility at Kahama will become a clean metals refining hub with economic and social benefits for Tanzania and the East African region.

From now until first ore the project milestones include resource definition drilling, resettlement implementation, early works, finalisation of project size, refining test work and DFS delivery.

In-house Hydromet labs

Lifezone Metals is working to implement a fully functional specialist hydromet lab1. Run by skilled metallurgical engineers and operators, for engineers and operators, all by Lifezone Metals.

The Company’s in-house lab will improve the ability to expedite Lifezone Hydromet Technology and test work programmes across different ore types. It will also enhance Lifezone Metals’ existing IP and test work for third parties.

Recycling

Lifezone Metals will look to advance the Hydromet Technology’s application in autocatalyst recycling. Following test work conducted since 20148, Lifezone Metals believes its Hydromet Technology can be used to recycle precious metals, including PGMs from spent catalytic converters, representing a potential new revenue stream.

Commercial Opportunities

Lifezone Metals Hydromet Technology has potential strategic advantages for the company and the wider metals processing industry, as and when the solution is applied to help clean up the metals supply chain in return for licensing income in the form of recurring revenues and strategic equity investments.

Every refinery licensing the Hydromet Technology from Lifezone Metals is expected to pay a royalty in return for licensing such technology. This model can be applied to multiple ore types and has the potential to unlock a significant addressable market of licensing opportunities. Lifezone Metals has, to date, been granted almost 100 global patents across base metals; nickel, cobalt and copper; PGMs and gold, as well as conducted test work on rare earth metals.

The Lifezone Metals business model is delivered by three approaches, namely – ownership, partnership and pure licensing.

[7]	Kabanga Nickel Project Resource Estimates reported in the TRS with effective date 15 February 2023.Please refer to Table 1.
[8]	Lifezone internal study, April 2014.

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Appointment of Lifezone Metals CFO

Lifezone Metals will shortly provide an update regarding the appointment of a Chief Financial Officer. Sign up for news alerts here (https://ir.lifezonemetals.com/resources/investor-email-alerts/default.aspx).

Board Appointments

Lifezone Metals continues to build the right team to contribute positively as the Company transitions to a public company. This includes formalisation of the Board structure, and the Company is proud to announce that four new Non- Executive Directors have been appointed. These Non-Executive Directors are:

●	Mwanaidi Maajar, the former Tanzanian Ambassador to USA and Tanzanian High Commissioner to the UK from 2006 to 2013;

●	Robert Edwards, a mining industry veteran with 30 years in mining production, new business, equity research, investment banking and board-level experience;

●	Beatriz Orrantia, an M&A, securities and mining lawyer with operational mining experience, including at the Kabanga nickel project; and

●	Jennifer Houghton, a senior governance professional who chaired Santander International’s board audit committee and has chaired the Institute of Directors of the Isle of Man since 2017.

These appointees join Chairman Keith Liddell, CEO Chris Showalter and GoGreen representatives John Dowd and Govind Friedland on the Board as the Company prepares to be an NYSE-listed company and deliver on the stated objective of offering a supply chain solution for clean metals.

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Table 1: Kabanga Nickel Project Resource Estimates as of 15 February 2023(1)(2)(3)(4)(5)(6)(7)

Based on metal prices: $9.50/lb Ni, $4.00/lb Cu and $26.00/lb Co.

Mineral Resource	LHL	Grades				Recovery
Classification	Tonnage (Mt)	NiEq23 (%)	Ni (%)	Cu (%)	Co (%)	Nickel (%)	Copper (%)	Cobalt (%)
MAIN
Measured	–	–	–	–	–	–	–	–
Indicated	2.14	2.44	1.92	0.28	0.15	87.2	85.1	88.1
Measured+Indicated	2.14	2.44	1.92	0.28	0.15	87.2	85.1	88.1
Inferred	–	–	–	–	–	–	–	–

MNB
Measured	–	–	–	–	–	–	–	–
Indicated	–	–	–	–	–	–	–	–
Measured+Indicated	–	–	–	–	–	–	–	–
Inferred	0.51	1.98	1.52	0.20	0.13	87.2	85.1	88.1

NORTH
Measured	4.7	3.37	2.64	0.35	0.21	87.2	85.1	88.1
Indicated	11.9	3.80	3.05	0.41	0.21	87.2	85.1	88.1
Measured+Indicated	16.6	3.68	2.93	0.39	0.21	87.2	85.1	88.1
Inferred	12.0	3.29	2.64	0.35	0.18	87.2	85.1	88.1

TEMBO
Measured	4.9	3.03	2.34	0.32	0.2	87.2	85.1	88.1
Indicated	2.2	2.20	1.69	0.22	0.15	87.2	85.1	88.1
Measured+Indicated	7.1	2.77	2.14	0.29	0.19	87.2	85.1	88.1
Inferred	2.1	3.05	2.41	0.31	0.18	87.2	85.1	88.1

OVERALL MINERAL RESOURCE
Measured	9.6	3.20	2.49	0.34	0.21	87.2	85.1	88.1
Indicated	16.3	3.40	2.71	0.36	0.19	87.2	85.1	88.1
Measured+Indicated	25.8	3.33	2.63	0.35	0.20	87.2	85.1	88.1
Inferred	14.6	3.21	2.57	0.34	0.18	87.2	85.1	88.1

1	– Kabanga Nickel Project Resource Estimates reported in the TRS with effective date 15 February 2023.
2	– Mineral Resources are reported exclusive of Mineral Reserves. There are no Mineral Reserves to report.
3	– Mineral Resources are reported showing only the Lifezone Holdings Limited attributable tonnage portion, which is 69.713% of the total.
4	– Cut-off uses the NiEq23 using a nickel price of ($9.50/lb), copper price of ($4.00/lb), and cobalt price of ($26.00/lb) with allowances for recoveries, payability, deductions, transport, and royalties. NiEq23% = Ni% + Cu% x 0. 411 + Co% x 2.765.
5	– The point of reference for Mineral Resources is the point of feed into a processing facility.
6	– All Mineral Resources in the TRS were assessed for reasonable prospects for eventual economic extraction by reporting only material above a cut-off grade of 0.58% NiEq23.
7	– Totals may vary due to rounding.

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About Lifezone Metals

Lifezone Metals is a modern metals company creating value across the battery metals supply chain from resource to metals production and recycling. Our mission is to provide commercial access to proprietary technology and cleaner metals production through a scalable platform underpinned by our tailored Hydromet Technology. This technology has the potential to be a cleaner and lower cost alternative to smelting, allowing us to responsibly and cost-effectively provide cleaner metals.

By pairing Tanzania’s Kabanga nickel project, which we believe is one of the largest and highest-grade undeveloped nickel sulphide deposits in the world, with our proprietary Hydromet Technology, we will work to unlock the value of a key new source of supply to global battery metals markets. We partner with BHP on the Kabanga nickel project as we aim to empower Tanzania to achieve full value in-country and become the next premier source of nickel.

www.lifezonemetals.com

Business Combination with GoGreen Investments Corporation

Lifezone Metals announced on December 13, 2022, a business combination agreement with GoGreen. The business combination between Lifezone Metals and GoGreen is subject to customary closing conditions.

About GoGreen Investments Corporation

GoGreen is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. GoGreen is led by Chief Executive Officer John Dowd.

www.gogreeninvestments.com

Contacts

Lifezone Metals	GoGreen Investments

Natasha Liddell	John Dowd
Chief Sustainability Officer	John@gogreeninvestments.com
info@lifezonemetals.com

US Media Enquiries	Media Enquiries

Bronwyn Wallace	Tom Batchelar
H+K Strategies	TAB Communications
+1 713 724 362	+44 (0)7814 964 287
Bronwyn.Wallace@hkstrategies.com	tom@tabcommunications.co.uk

Daniel Thole
Fletcher Advisory
+44 (0) 7821 571 308
daniel@fletcheradvisory.com

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Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen and Lifezone Metals, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, including the efficacy of the Hydromet Technology and the development of, and processing of mineral resources at, the Kabanga nickel project, and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen and/or Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and Lifezone Metals. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by GoGreen’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Lifezone Metals or GoGreen for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Lifezone Metals and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone Metals’ development of, and processing of mineral resources at, the Kabanga nickel project; the effects of competition on Lifezone Metals’ business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone Metals Limited (“Holdings”) to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change. However, while Lifezone Metals may elect to update these forward-looking statements in the future, Lifezone Metals specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles. While studies by third parties (commissioned by Lifezone Metals) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses Lifezone Metals’ Hydromet Technology. Accordingly, Lifezone Metals’ Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone Metals expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone Metals and its stakeholders.

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Additional Information and Where to Find It

In connection with the business combination, Holdings filed a registration statement on Form F-4 (File No. 333-271300) (as amended from time to time, the “Registration Statement”) with the SEC, which includes a preliminary prospectus and preliminary proxy statement and, after the Registration Statement is declared effective, GoGreen will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that GoGreen will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, ALL AMENDMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of GoGreen as of a record date to be established for voting on the business combination. Shareholders of GoGreen will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Lifezone Metals, GoGreen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of GoGreen’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Lifezone Metals, GoGreen in the Registration Statement. Information about GoGreen’s directors and executive officers is also available in GoGreen’s filings with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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